# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FB Financial Corporation, CIK 0001649749
CUSIP: 30257X104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0001123292-26-000585
Filed by CIK 0001703295
Persons authorized to receive notices and communications: Estate of James W. Ayers, c/o James Jonathan Ayers, 450 Tennessee Ave, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Jonathan Ayers, Co-Executor Estate of James W. Ayers, 450 Tennessee Avenue, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Austin McPherson, Co-Executor Estate of James W. Ayers, 6 N. Gill Street, Hazelhurst, Georgia (GA), 31539, 615-866-5434

## Reporting persons
- Estate of James W. Ayers (CIK 0002069230): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage of the Issuer's outstanding shares of Common Stock, par value $1.00 per share ("Common Stock") represented by the aggregate number of shares of Common Stock reported as beneficially owned by the reporting persons (the "Reporting Persons") in this Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is based on the Issuer's outstanding shares as of April 30, 2026, as disclosed in the Issuer's Form 10-Q filed May 4, 2026. See Item 5. This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on May 9, 2025, as amended by Amendment No. 1 filed on November 18, 2025, Amendment No. 2 filed on April 21, 2025 and Amendment No. 3 filed on April 27, 2026 (as amended, the "Schedule 13D"), relating to the Reporting Persons' ownership of the Common Stock.
- Ayers J. Jonathan (CIK 0001703295): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 17,692; shared voting power 0; sole dispositive power 17,692; shared dispositive power 0; aggregate amount beneficially owned 17,692 (0% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 4 is based on the Issuer's outstanding shares as of April 30, 2026, as disclosed in the Issuer's Form 10-Q filed May 4, 2026.
- James Austin McPherson (CIK 0002068430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 11,584; shared voting power 0; sole dispositive power 11,584; shared dispositive power 0; aggregate amount beneficially owned 11,584 (0% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 4 is based on the Issuer's outstanding shares as of April 30, 2026, as disclosed in the Issuer's Form 10-Q filed May 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FB Financial Corporation
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Comment: This Amendment No. 4 relates to the Common Stock, and amends and supplements the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D. There are no changes to the Schedule 13D except as set forth in this Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The Estate does not beneficially own any shares of the Issuer's Common Stock. James Jonathan Ayers beneficially owns 17,692 shares and James Austin McPherson beneficially owns 11,584 shares, or in each case less than 0.1%, of the Issuer's outstanding Common Stock based on 51,523,462 shares of Common Stock issued and outstanding as of April 30, 2026, as disclosed in the Issuer's Form 10-Q filed May 4, 2026. James Austin McPherson disclaims beneficial ownership of the shares of Common Stock owned by the McPherson Entities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Following the Issuer's 2026 Annual Meeting of Shareholders held on May 21, 2026 (the "Annual Meeting"), the Reporting Persons no longer retain voting control over the shares previously disposed of by the Estate as reported in the Schedule 13D. James Jonathan Ayers has sole voting and dispositive power over 17,692 shares of Common Stock reported in this Statement and James Austin McPherson has sole voting and dispositive power over 11,584 shares of Common Stock reported in this Statement.

The Reporting Persons each beneficially own less than 5% of the Common Stock. This amendment constitutes the final amendment, and the Reporting Persons do not intend to file further amendments.

## Signatures
- Estate of James W. Ayers: /s/ James Jonathan Ayers, James Jonathan Ayers, Co-Executor (05/22/2026)
- Ayers J. Jonathan: /s/ James Jonathan Ayers, James Jonathan Ayers (05/22/2026)
- James Austin McPherson: /s/ James Austin McPherson, James Austin McPherson (05/22/2026)